SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2003.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

For the transition period __________________ to __________________.

000-22026
(Commission File Number)

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN (Title of Plan)

RENT-WAY, INC.
(Name of Issuer of Securities Held Pursuant to the Plan)

One Rent-Way Place, Erie, Pennsylvania 16505
(Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS

RENT-WAY, INC.

401(k) Retirement Savings Plan

DECEMBER 31, 2003

C O N T E N T S

	Page

REPORTS OF INDEPENDENT AUDITORS	1-	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-	12

SUPPLEMENTARY INFORMATION

Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

(Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations and Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Rent-Way, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Rent-Way, Inc. 401(k) Retirement Savings Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Malin, Bergquist & Company, LLP

Erie, Pennsylvania
June 25, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Rent-Way, Inc. 401(k) Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, OH
June 11, 2003

RENT-WAY, INC.

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As Of December 31, 2003 and 2002

	2003	2002
ASSETS
Investments:

Investments, at fair value (Note 3)	$15,730,292	$10,568,375
Putnam Money Market Fund	3,762,629	4,329,082

Net assets available for benefits	$19,492,921	$14,897,457

See Notes to Financial Statements

RENT-WAY, INC.

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2003

Additions:
Investment income:
Dividends and interest	$224,429
Net appreciation in fair market value of investments (Note 3)	4,138,227

Contributions:
Employer	1,201,525
Employee	2,435,207
Employee rollovers	95,994

Total additions	8,095,382

Deductions:
Distributions to participants	3,437,786
Return of excess contributions	62,132

Total deductions	3,499,918

Net increase	4,595,464

Net assets available for benefits:
Beginning of year	14,897,457

End of year	$19,492,921

See Notes to Financial Statements

RENT-WAY, INC.

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

Note 1. Description of Plan

The following summary description of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

         General

The Plan is a defined contribution plan covering all employees of Rent-Way, Inc. (the Company) who are age eighteen or older. Employees of the Company become eligible to participate in the Plan upon the completion of six months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are maintained by Putnam Fiduciary Trust Company (the directed Trustee).

         Contributions

Each year, participants may contribute up to 15% of pre-tax annual compensation, as defined in the Plan agreement, however, contributions may not exceed $12,000 in 2003 or $11,000 in 2002, as allowed by the Internal Revenue Code (IRC). The Plan also permits participant contributions to be rolled over from other qualified plans which meet the requirements of Section 401(a) of the IRC. Rollovers are made in cash and then allocated to the investment options of the participant’s choice. During the plan year ended December 31, 2003 rollovers amounted to $95,994.

The Plan provides for a 50% Company matching contribution on the first 6% of eligible participant pay that is contributed to the Plan. Employer contributions are made in cash and the matching contributions are immediately allocated to the investment option of the participant’s choice.

         Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

         Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s matching contributions plus actual earnings thereon vest based on years of continuous service, as defined in the Plan agreement. A participant’s employer contributions vest in 20% increments per year and are fully vested after five years of credited service.

         Investment Options

Plan assets are invested in participant directed investment accounts in accordance with the Plan agreement. The Trustee provides the following options (the Funds) under the Plan. A participant may direct employee contributions in 5% increments in any of the following funds:

o	Putnam Money Market Fund – Putnam Money Market Fund seeks as high a rate of current income as Putnam Investment Management, Inc. believes is consistent with preservation of capital and maintenance of liquidity. It is designed for investors seeking current income with stability of principal.

o	Putnam New Opportunities Fund – Putnam New Opportunities Fund seeks long-term capital appreciation. Current income is only an incidental consideration.

o	The George Putnam Fund of Boston – The George Putnam Fund of Boston seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds, which will produce both capital growth and current income.

o	Putnam Capital Opportunities Fund – Putnam Capital Opportunities invests primarily in small and midsize companies and is designed for investors seeking long-term growth of capital. This portfolio can own growth and value stocks without a bias toward either style.

o	Putnam Convertible Income-Growth Trust Fund – Putnam Convertible Income-Growth Trust Fund seeks, with equal emphasis, current income and capital appreciation. Its secondary objective is conservation of capital. A particular security selected for the fund’s portfolio need not reflect all aspects of the fund’s investment objectives.

o	The Putnam Fund for Growth and Income – The Putnam Fund for Growth and Income seeks capital growth and current income. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

o	Putnam Equity Income Fund – Putnam Equity Income fund invests primarily in stocks of large and midsize, dividend paying companies. Up to 20% of the portfolio can be invested in high quality, fixed-income securities.

o	Putnam Discovery Growth Fund – Putnam Discovery Growth Fund (which changed names from Putnam Voyager II fund during 2003) seeks long-term growth of capital. The fund is designed for investors willing to assume above-average risk in return for above-average capital growth potential.

o	Putnam Voyager Fund – Putnam Voyager fund is a growth fund that invests mainly in stocks of large and midsize companies across a range of industries. The fund is designed for investors seeking capital growth.

o	Putnam International Equity Fund – Putnam International Equity Fund (which changed names from Putnam International Growth Fund during 2003) seeks capital appreciation. The fund is designed for investors seeking capital appreciation primarily through a diversified portfolio of equity securities of companies located in a country other than the United States.

o	Putnam High Yield Trust Fund – Putnam High Yield Trust Fund seeks high current income by investing primarily in high-yielding, lower-rated fixed-income securities constituting a portfolio that Putnam Investment Management, Inc. believes does not involve undue risk to income or principal.

o	Putnam Health Sciences Trust Fund – Putnam Health Sciences Trust Fund seeks capital appreciation through investment in the common stocks of companies in the health sciences industries, with a focus on growth stocks.

o	Putnam U.S. Government Income Trust Fund – Putnam U.S. Government Income Trust Fund seeks as high a level of current income as Putnam Management believes is consistent with preservation of capital. The fund invests in bonds that are obligations of the U.S. Government, its agencies and instrumentalities or in bonds that are backed by the full faith and credit of the United States.

o	Putnam Income Fund – Putnam Income fund pursues high current income by diversifying across a range of fixed-income sectors, such as investment-grade corporate bonds, mortgaged-backed securities, U.S. Treasuries, and high-yield corporate bonds. The fund is designed for investors seeking high current income at lower risk.

o	Rent-Way Stock Fund – Rent-Way Stock Fund is comprised exclusively of Common Shares, without par value of the Company (Common Shares). Each participant electing to purchase Common Shares through the Stock Fund is permitted to vote such Common Shares in the same manner as any other shareholder and is furnished proxy materials to such effect. If a participant does not vote their proxy, the Trustee votes the proxy for the participant’s Common Shares. Common Share purchases under the account are generally purchased in the open market for cash. The price of Common Shares purchased in the open market is priced for each participant’s account at an average purchase price of all shares purchased, plus brokerage fees, taxes, commissions and expenses incident to the purchase.

         Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms shall not exceed five years except in the case of a loan for the purpose of acquiring a principal residence, apartment, condominium, or in certain circumstances a mobile home. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1% above prime. Principal and interest are paid at least quarterly. Participants who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in a lump sum or have the loan balance outstanding considered a distribution subject to applicable tax laws.

Loans in default in 2003 amounted to $193,867. However, these defaulted loans were secured by the borrowers’ accounts and are treated as distributions in 2003.

         Plan Withdrawals

Active participants may withdraw certain amounts from their accounts up to their entire vested balance. Withdrawals are paid in a lump sum or rollover to other qualified plans.

Plan distributions are made to participants or their designated beneficiary upon normal retirement (age 59 1/2), disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability or death is eligible to receive all amounts vested in their account relating to participant contributions, including rollovers and Company match. All non-vested portions will be forfeited immediately and may be used to reduce future Company match. Distributions are made in single lump sums or rollovers.

Distributions on the Statement of Changes in Net Assets Available for Benefits include benefit payments, distributions to participants, decrease due to loan defaults and rollovers to other qualified plans.

         Forfeited Accounts

Forfeitures can be utilized to reduce furture Company matching contributions. During 2003 the Company utilized $279,218 of forfeited accounts to reduce employer matching contributions. At December 31, 2003, the balance of unutilized forfeited accounts totaled $31,776.

         Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in all contributions and related earnings in their accounts.

Note 2. Summary of Significant Accounting Policies

         Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

         Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at the last sales price of the last business day of the year. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

At December 31, 2003, the Plan did not hold any derivative financial instruments. The Plan could enter into derivative financial instruments to manage exposures to risks affecting the Plan’s investments. Although no such derivatives were entered into, they would be recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133).

         Benefit Payments

Benefit payments are recorded when paid.

         Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

         Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 3. Investments

        The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2003	2002

Putnam Money Market Fund	$3,762,629	$4,329,082

The George Putnam Fund of Boston	1,122,650	856,476

The Putnam Fund for Growth and Income	2,042,984	1,541,698

Putnam Discovery Growth Fund	1,977,891	1,884,264

Putnam New Opportunities Fund	1,370,980	1,387,483

Putnam International Equity Fund	1,299,756	926,655

Rent-Way Common Stock Fund	3,501,136	1,407,243

During 2003, the Plan's investments (including gains (losses)
on investments bought and sold as well as held during
the year) appreciated in value by $4,138,227 as follows:

Mutual funds		$2,184,654
Common stock		1,953,573

Total appreciation		$4,138,227

Note 4. Income Tax Status

The Company received a favorable determination letter from the Internal Revenue Service (IRS) for the Plan dated January 27, 1999. Effective January 1, 2003 the Company adopted the Putnam Preferred Profit Sharing/401(k) Plan (non-standardized) sponsored by the Trustee. The Company believes the Plan continues to qualify and that the trust is therefore exempt from taxation under the IRC.

Note 5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. Additionally, the Plan’s assets include shares of the Company’s common stock. These transactions qualify as party-in-interest.

Note 6. Restorative Payments

On January 3, 2001, the Board of Directors of the Company resolved that the Company would contribute and allocate an initial restorative payment to each Plan participant whose accounts under the Plan, other than the employer matching account, were invested in the Company’s stock as of October 27, 2000. The restorative payment was $5.00 for each such share of Company stock and was placed in a Restorative Payment Account under the Plan and invested in the Putnam Money Market Account for each affected Plan participant. After the allocation of this initial restorative payment to each Plan participant, and upon the approval of the IRS, the participants may select any of the Funds available under the Plan for these funds except Company stock.

Additionally, on January 3, 2001, the Board of Directors of the Company also determined that the Company would make further additional restorative payments to Plan participants in 2002, 2003 and 2004, if the conditions specified in the Fourth Amendment to the Plan are met. Each of these additional payments are intended to bring the restored value of the Company’s stock held in participants’ accounts as of October 27, 2000 to a value of $15, $20 and $25 per share through the payments made in 2002, 2003 and 2004, respectively, when the amount of the restorative payments, together with the market value of the Company’s stock are taken into account.

Through 2002, the Company made contributions totaling $621,249 to various Plan participants as restorative payments. Additionally, a payment of $478,175 was made during 2003. These transactions are reflected as “Employer contributions” on the Statement of Changes in Net Assets Available for Benefits as paid.

Note 7. U.S. Department of Labor (DOL) audit

The DOL is in process of performing a “limited review” of the Plan. Although results of the review are not yet definitive, the focus of the review appears to relate primarily to restorative payments discussed in Note 6 above. No adverse consequence to the Plan is expected as a result of the review.

Note 8. Subsequent Events

On January 16, 2004 the Company contributed $6,953 as the fifth and final restorative payment to various plan participants (see Note 6).

Effective April 1, 2004, the plan changed trustees from Putnam Fiduciary Company, to Merrill Lynch.

RENT-WAY, INC.

401(k) RETIREMENT SAVINGS PLAN

EIN #25-1407782

PLAN #001

FORM 5500 – SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Putnam Investments	Putnam Money Market Fund	**	$3,762,629
		Putnam Capital Opportunities Fund	**	579,320
		The George Putnam Fund of Boston	**	1,122,650
		The Putnam Fund for Growth and Income	**	2,042,984
		Putnam Income Fund	**	51,213
		Putnam Voyager Fund	**	658,073
		Putnam Convertible Income-Growth Trust Fund	**	421,250
		Putnam Discovery Growth Fund	**	1,977,891
		Putnam New Opportunities Fund	**	1,370,980
		Putnam International Equity Fund	**	1,299,756
		Putnam Equity Income Fund	**	241,074
		Putnam High Yield Trust Fund	**	600,883
		Putnam Health Sciences Trust Fund	**	669,157
		Putnam U.S. Government Income Trust Fund	**	373,658
*	Rent-Way, Inc.	Rent-Way Common Stock Fund	**	3,501,136
*	Participant loans	Interest from 5.00% to 11.50%	-	820,267

	Total investments			$19,492,921

* Denotes an allowable party-in-interest.

** Cost information not required for participant-directed investments.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004 RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN
By: /s/ William E. Morgenstern
William E. Morgenstern
Chairman of the Board and
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Malin Bergquist & Company, LLP